Mail Stop 3561

June 18, 2009

Via Fax & U.S. Mail

Mr. John A. Schauss
Vice President – Finance and Chief Financial Officer
333 E. Franklin Street
Richmond, Virginia 23219

      Re: Media General, Inc.
             Form 10-K for the year ended December 28, 2008
             Filed February 25, 2009
             File No. 001-06383

Dear Mr. Schauss:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Linda Cvrkel
                Branch Chief

VIA FACSIMILE
(804) 649-6131